

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

November 12, 2015

Via E-Mail
Ms. Tara Kreizenbeck
Vice President and Corporate Controller
Inventure Foods, Inc.
5415 E. High Street, Suite #350
Phoenix, Arizona 85054

>   **Re: Inventure Foods, Inc.**
>   **Form 10-K for the Fiscal Year ended December 27, 2014**
>   **Filed March 10, 2015**
>   **File No. 001-14556**

Dear Ms. Kreizenbeck:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief
Office of Natural Resources